EXHIBIT (f)(ii)

Announcement Entitled

Peter Costello to head Commission of Audit into state of Queensland’s finances

Treasurer and Minister for Trade

The Honourable Tim Nicholls

Thursday, March 29, 2012

Peter Costello to head Commission of Audit into state of Queensland’s finances

The LNP Government today announced that the Honourable Peter Costello AC will head the Independent Commission of Audit into the state’s finances.

The Independent Commission of Audit is a key LNP election commitment which we promised to establish within the first week of coming to office.

Mr Costello AC will be joined by two other commissioners Dr Doug McTaggart and Professor Sandra Harding.

The Commission has been asked to provide an interim report covering the Government’s current financial position by mid-June. The Commission will complete its final report by February, 2013.

Treasurer Tim Nicholls was extremely pleased that the Government had been able to attract such a high calibre team to work for the Commission.

“The Commissioners cover the field in public finance and economics, from both the academic and practical perspectives,” Mr Nicholls said.

“I am particularly pleased Peter was able to accept the appointment to be Chair of the Commission. Most Australians rightly regard him as largely responsible for the economic and fiscal stability which characterised Australia for much of the last two decades. He knows what it means to run a good budget.

“Dr McTaggart and Professor Harding are both highly respected Queenslanders with decades of experience in finance, investment and economics between them.”

The Commission will have a broad terms of reference, covering Queensland’s current and forecast financial position; opportunities to improve Queensland’s finances, service delivery and infrastructure.

It will also be asked to look at ways in which the Government can improve Queensland’s economic performance.

Background of the three Commissioners

•	Mr Costello served in Federal Parliament for nearly two decades with 11 years spent as Treasurer. He has been a director of the Australian Government Future Fund’s Board of

Guardians since December, 2009. He is also a managing partner of BKK Partners and chairs the advisory board of specialist corporate advisory firm ECG Advisory Solutions. Mr Costello was appointed Companion of the Order of Australia, Australia’s highest civilian honour, on 26 January, 2011.

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Dr McTaggart is Chief Executive of QIC and has worked as an academic economist. He was most recently Professor of Economics at Bond University where he was also Associate Dean. Before joining QIC, Dr McTaggart was the Under Treasurer and Under Secretary of the Queensland Department of Treasury. He is currently a councillor on the National Competition Council, a member of the COAG Reform Council and a director of CEDA. He holds an Honours Degree in Economics from the Australian National University and a Masters Degree and PhD from the University of Chicago.

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Professor Sandra Harding is Vice-Chancellor and President of James Cook University Australia. She is an economic sociologist who has over 14 years experience in Australian university senior executive positions. She is currently a board member of Skills Queensland, Council Member of the Australian Institute for Marine Sciences and Deputy Chair of Universities Australia and Chair of UA’s Audit Committee.